EXHIBIT 10.16

Belden Inc.

Annual Cash Incentive Plan

(Revised November 15, 2011)

Objective and Eligibility

The Belden Inc. Annual Cash Incentive Plan (the “Plan”) is designed to (1) attract, motivate and retain key talent, (2) reward participants for individual and company performance and (3) align management and shareholder interests.

Eligibility

Participation in the Plan is limited to active, full-time exempt employees of the Company and its subsidiaries, who fall within certain salary grades, provided that they are not a covered participant in another annual cash incentive plan and they have been approved for inclusion in the Plan by the Company’s CEO. New hires and associates who have been promoted, transferred or reclassified into a covered position during the Plan year will be eligible to participate on a prorated basis based on the number of months of Plan eligibility. An individual must be hired, promoted, transferred or reclassified on or before the 15th day of the calendar month to receive credit for that month.

Participants who are transferred to disability status will be paid according to Belden’s short- and/or long-term disability plan and are ineligible for incentive earnings during the period of disability. Participants who are on an approved leave of absence are not entitled to earn performance credit during the period of the leave.

Award Amounts

Award levels will be calculated as a percent (which may exceed 100%) of salary. For purposes of the incentive calculation, each employee’s base salary as of a certain date will be used. In the case of promotions and associated salary increases, the payment will be prorated. For the CEO and the other most highly paid officers of the Company and its subsidiaries who are “covered employees” as defined in Section 162(m) of the Internal Revenue Code (the “Highly Compensated Participants”), payment of the award shall be based solely on the attainment of performance goals as provided below. For all other Plan participants, discretion may be used to adjust award payments that would otherwise result from the attainment of the performance goals based on individual participant performance, as determined by the Compensation Committee of the Company’s Board of Directors (the “Committee”).

Performance Goals

Performance goals, including their measures and weights, shall be established periodically by the Committee. Performance criteria used by the Committee to establish performance goals shall include one or any combination of the following, which may be measured on either a relative or absolute basis with respect to the Company or one or more of its subsidiaries or business units: (i) return on equity, assets, capital or investment; (ii) measures of profitability, including operating income, net income from continuing operations, net income, or pre-tax or after-tax earnings per share; (iii) the control or reduction in the level of working capital; (iv) economic value added; (v) revenues or sales; (vi) EBITDA; (vii) EBITDA margin; (viii) operating margin; (ix) cash flow or similar measure; (x) total shareholder return; (xi) change in the market price of the Common Stock; or (xii) market share. The performance goals established by the Committee for each award will specify achievement targets with respect to each applicable performance criterion (including a threshold level of performance below which no amount will become payable with respect to such award). The performance goals established by the Committee may be (but need not be) different for each performance period.

For Highly Compensated Participants, the Committee shall determine whether the performance goals have been met. For any award, the Committee may provide in the original terms of an award that any determination of such financial performance may include or exclude the impact of the occurrence of one or more of the following events during the performance period (“Unusual Events”): asset write-downs; gain or loss on the sale or disposal of businesses or significant assets; the effect of changes in tax laws, accounting principles or policies, or other laws or provisions affecting reported results; reorganization or restructuring programs; extraordinary nonrecurring items as described in Accounting Principles Board Opinion No. 30 or in the MD&A of the Company’s quarterly reports or annual report to shareholders; the effect of acquisitions, mergers, joint ventures or divestitures; plant start-up costs; costs associated with plant or other facility shutdowns; stock compensation expenses; or costs associated with executive succession (including severance). Payment shall be made with respect to an award to a Highly Compensated Participant only after the attainment of the applicable performance goals has been certified in writing by the Committee. The Committee may, at its sole discretion, reduce the amount otherwise payable under the original terms of an outstanding award to a Highly Compensated Participant, but shall have no discretion to increase the amount otherwise payable.

For all Plan participants other than Highly Compensated Participants, the Committee shall in its discretion determine whether the performance goals have been met, including whether to include or exclude any Unusual Events.

All determinations by the Committee shall be final and binding on all participants.

The amount of any award to any participant under the Plan shall in no event exceed the lesser of (i) three times target performance or (ii) $5 million (five million dollars) per Plan year.

Plan Year

January 1 through December 31.

Payment Date

Awards will be paid prior to the end of the first quarter of the year following the Plan year except in the absence of information required to report or calculate payment. Unless otherwise determined by the Committee in its discretion with respect to participants other than Highly Compensated Participants, participants must be on the payroll on the payment date to receive the incentive award, provided that any participant who retires or who is terminated by the Company without cause after December 31 of the Plan year but before the payment date shall be entitled to payment. To meet the requirements of the Internal Revenue Code Section 409A, all awards shall be paid no later than two and one-half (2 1/2) months after the end of the year in which the participant becomes vested in the right to receive the award.

Benefits and Tax Treatment

Award payments are subject to normal payroll taxes and withholding. Eligibility for inclusion in pension contributions varies by country and pension plan design provisions. Consult your local human resources department for questions on this matter.

Administration

The Annual Cash Incentive Plan will be overseen by the President & CEO, the Vice President of Human Resources, and the Chief Financial Officer. They, in turn, will report to the Committee.

Subject to the above provisions of this Plan, these individuals are responsible for:

•	Plan interpretation;

•	Examination of extraordinary circumstances;

•	Approval of performance standards (i.e. goals, payouts, etc.); and

•	Review and approval of performance achievement levels and awards

Issues concerning plan administration will be first taken up with the Vice President of Human Resources; next level of review will be the CEO.

Claims/Rights

This Plan shall not be construed as an employment contract with Belden Inc. or any affiliate nor is it a guarantee of compensation or benefits. This Plan may be suspended, modified, revoked or terminated in its entirety, or any portion thereof, at any time for any reason and without notice, by the Company.